02018807

3/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL ~~AUDITED REPORT~~
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 42685

RECEIVED MAR 01 2002 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Solomon Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15301 Spectrum Drive, Suite 350
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Solomon — 972-239-4112
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name — *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas	Texas	75204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sam Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solomon Advisors, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

COO
Title

Notary Public
8-10-2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLOMON ADVISORS, INC.

December 31, 2001

Financial Statements

Solomon Advisors, Inc.

FINANCIAL STATEMENTS

December 31, 2001

TABLE OF CONTENTS

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
Solomon Advisors, Inc.
Addison, Texas 75001

Dear Sirs:

We have audited the accompanying Statement of Financial Condition of Solomon Advisors, Inc. as of December 31, 2001, and the related statements of income, of changes in stockholder's equity, of cash flows and of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Board of Directors
Solomon Advisors, Inc.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solomon Advisors, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2002

Davis Clark + Company
DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountant

Exhibit A

Solomon Advisors, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 19,992
Receivables from brokers or dealers	
Clearance account	7,200
Payroll Tax Refund Receivable	817
Furniture and fixtures (net of accumulated depreciation of $8,747)	1,393
Total assets	$ 29,402

LIABILITIES AND STOCKHOLDER'S EQUITY

Account payables	$ 12,106
Total liabilities	12,106
Stockholder's equity	
Common stock (no-par value, 3,000,000 shares authorized, 1,500 shares issued and outstanding)	1,500
Additional paid in capital	2,907
Retained earnings	12,889
Total stockholder's equity	17,296
Total liabilities and stockholder's equity	$ 29,402

The accompanying notes are an integral part of this statement.

Solomon Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

Exhibit B

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$ 1,500	$ 2,907	$ 15,096	$ 19,503
Net income for period	- 0 -	- 0 -	(2,207)	(2,207)
Balance at end of period	$ 1,500	$ 2,907	$ 12,889	$ 17,296

The accompanying notes are an integral part of this statement.

Solomon Advisors, Inc.
Statement of Income
Year Ended December 31, 2001

Exhibit C

Revenues	
Commissions	$ 177,279
Interest	3,346
Miscellaneous income	4,010
Total revenues	184,635
Expenses	
Employee compensation	23,900
Commission and clearance paid to all other brokers (including officers)	24,954
Other expenses	137,988
Total expenses	186,842
Net income (loss)	($ 2,207)
Earnings (loss) per share	($ 1.47)

The accompanying notes are an integral part of this statement.

Exhibit D

Solomon Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net Income (loss)	($ 2,207)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation/amortization expense	1,348
Increase in payroll tax refund receivable	(817)
Increase in accounts payable	8,749
Decrease in payroll taxes payable	(534)
Net cash provided by operating activities	6,539
Net increase in cash	6,539
Cash at the beginning of the year	13,453
Cash at the end of the year	$ 19,992

The accompanying notes are an integral part of this statement.

Solomon Advisors, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2001

Exhibit E

Balance, December 31, 2001	$ - 0 -

No increases or decreases for the year ended December 31, 2001.

The accompanying notes are an integral part of this statement.

Solomon Advisors, Inc.
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

Solomon Advisors, Inc. operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. which carries such accounts on a fully disclosed basis. Solomon Advisors, Inc. is a registered Broker/Dealer under the Securities Exchange Act of 1934, (Act).

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Fixed Assets

Fixed assets are recorded at cost and are depreciated over estimated useful lives of 5 years. Total depreciation expense for 2001 was $1,348.

D. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash equivalents include demand deposits, and certificates of deposit with initial maturities of three months or less.

E. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates is lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

2. Receivables from Brokers or Dealers and Credit Concentration

Pursuant to the Correspondent Agreement with Southwest Securities, Inc., all customer accounts are forwarded to Southwest Securities, Inc. on a fully disclosed basis. Solomon Advisors, Inc. has placed a $7,200 clearing deposit with Southwest Securities, Inc. Southwest Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. This rule requires that the Company maintain minimum net capital, equal to $5,000, as defined in Rule 15c3-3 of the S.E.C. At December 31, 2001, the Company's total net capital as defined by Rule 15c3-1 was as follows:

Required	Actual	Excess
$ 5,000	$ 15,086	$ 10,086

4. Commitments and Contingencies

During 2001, the Company leased office space on a month-to-month basis. The total rent expense for the year ended December 31, 2001 was $15,972.

Due to the nature of the business, the Company becomes party to various claims, legal actions, and complaints arising in ordinary course of business. Management is unaware of any claims, legal actions or complaints that would have a material effect on the financial position of the Company.

5. Federal Income Tax

Effective January 1, 1991, the Company elected to be taxed as a Subchapter S Corporation. As such the shareholder is responsible for any Federal income tax.

6. Retained Earnings

The Company's retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, including subsequent distributions charged. The second classification, Accumulated Adjustment Account, represents the undistributed previously taxed income of the shareholder.

The balance of retained earnings at December 31, 2001 consists of the following:

Retained Earnings (prior to January 1, 1991)	$ 8,968
Accumulated Adjustment Account	3,921
Total	$ 12,889

Solomon Advisors, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2001

Schedule 1

Total stockholder's equity	$ 17,296
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	17,296
Deductions	
Total nonallowable assets from Statement of Financial Condition	2,210
Net capital before haircuts on securities positions	15,086
Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]	
Stocks and warrants	- 0 -
Net capital	$ 15,086

The accompanying notes are an integral part of this schedule.

Schedule 2

Solomon Advisors, Inc.
Reconciliation of Net Capital Computation
Pursuant to Rule 17a-5d4
December 31, 2001

	Per Focus Report	Adjustment	Per Audit Report
Net capital	$ 27,192	$ 12,106	$ 15,086

Net capital was adjusted to accrue additional liabilities at December 31, 2001.

The accompanying notes are an integral part of this schedule.

Schedule 3

Solomon Advisors, Inc.
Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2001

Solomon Advisors, Inc., claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 Section (k)(2)(ii). As an introducing broker, Solomon Advisors, Inc., clears all transactions with and from customers on a fully disclosed basis with Southwest Securities, Inc. All customer funds and securities are promptly transmitted to Southwest Securities, Inc.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2001

Solomon Advisors, Inc. operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to Southwest Securities, Inc. on a same day-basis.

The accompanying notes are an integral part of this schedule.